EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S/A

MARKET ANNOUNCEMENT

Embraer - Empresa Brasileira de Aeronáutica S/A announces significant share ownership.

Pursuant to Article 12, "caput", of the CVM instruction nº 358, of January 3, 2002, Janus Capital Management LLC, an investment adviser registered under the U.S. Investment Advisers Act of 1940, based at 151, Detroit Street, Denver, Colorado 80206, USA ("Janus"), hereby inform that, on behalf of various Janus clients, holds since September 25, 2007 a significant beneficial position on Embraer - Empresa Brasileira de Aeronáutica S/A, (“Company”), totaling 9,627,908 ADR, equivalent to 38.511.632 common shares, representing 5,20% of the Company’s total capital. No other entity of Janus Group holds any position on the Company’s capital. The shares of the Company are held by Janus on behalf of various Janus clients only for investment purposes and not to exercise control over the Company.

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2007, Embraer had a workforce of 23,770 employees and a firm order backlog of US$ 17.2 billion.

São José dos Campos, October 10, 2007

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President Corporate
and CFO